UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ReTo Eco-Solutions, Inc.
(Name of Issuer)

Class A Shares
(Title of Class of Securities)

G75271125
(CUSIP Number)

August 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G75271125

1.	Names of Reporting Persons Nova Horizons Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,404,891 Class A shares (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,404,891 Class A shares (1)

9.	Aggregate Amount Beneficially Owned by Reporting Person 1,404,891 Class A shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.3% (1)(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 1,404,891 Class A Shares, par value US$0.10 per share (“Class A Shares”), of Issuer, held by Nova Horizons Ltd. Jie Cui holds approximately 99% ownership and is the sole director of Nova Horizons Ltd, and is deemed to beneficially own the 1,404,891 Class A Shares held by Nova Horizons Ltd.

(2)	Based upon 19,352,636 Class A Shares outstanding as reported in Issuer’s Registration Statement on Form F-3, dated September 24, 2024, filed with the U.S. Securities and Exchange Commission on September 24, 2024 (the “Form F-3”).

CUSIP No. G75271125

1.	Names of Reporting Persons Jie Cui
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,404,891 Class A Shares (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,404,891 Class A Shares(1)

9.	Aggregate Amount Beneficially Owned by Reporting Person 1,404,891 Class A Shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 7.3% (1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 1,404,891 Class A Shares held by Nova Horizons Ltd. Jie Cui holds approximately 99% ownership and is the sole director of Nova Horizons Ltd, and is deemed to beneficially own the 1,404,891 Class A Shares held by Nova Horizons Ltd.

(2)	Based upon 19,352,636 Class A Shares outstanding as reported in Issuer’s Form F-3.

Item 1(a).	Name of Issuer

ReTo Eco-Solutions, Inc. (“Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

C/O Beijing REIT Tech Develop Co. Ltd X-702, Tower A, 60 Anli Road, Chaoyang District Beijing, China, 100001

Item 2(a).	Names of Persons Filing

This Schedule 13G is filed jointly by:

-	Nova Horizons Ltd

-	Jie Cui

The foregoing persons are hereinafter referred to each as a “Reporting Person” or collectively referred to as the “Reporting Persons.” Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

	-	Nova Horizons Ltd 302, Building 5, Yuexi, Jiangjin Road, Shancheng District, Hangzhou, Zhejiang Province, China

	-	Jie Cui 302, Building 5, Yuexi, Jiangjin Road, Shancheng District, Hangzhou, Zhejiang Province, China

Item 2(c).	Citizenship

	-	Nova Horizons Ltd: British Virgin Islands

	-	Jie Cui: People’s Republic of China

Item 2(d).	Title of Class of Securities

Class A Shares

Item 2(e).	CUSIP Number

G75271125

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable.

Item 4.	Ownership

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibit Number	Description
1.	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 15, 2024

Nova Horizons Ltd

By:	/s/ Jie Cui
	Name:	Jie Cui
	Title:	Director

Jie Cui

By:	/s/ Jie Cui

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)